Exhibit 12

Statement re: Calculation of Ratios of Earnings to

Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Six Months Ended June 30, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Net income from continuing operations less preferred dividends	$ 56,644	$131,284	$142,703	$152,482	$213,349	$202,336
Preferred dividends	23,240	33,777	37,321	45,053	52,442	48,981
Minority interest in earnings of common unitholders	5,773	13,607	15,467	16,616	29,758	30,474
Interest expense	70,835	132,936	123,423	109,269	104,271	121,961
Earnings before fixed charges	$156,492	$311,604	$318,914	$323,420	$399,820	$403,752
Interest expense	$ 70,835	$132,936	$123,423	$109,269	$104,271	$121,961
Interest costs capitalized	3,554	5,961	6,734	13,529	25,859	32,980
Total fixed charges	$ 74,389	$138,897	$130,157	$122,798	$130,130	$154,941

Preferred dividends	$ 23,240	$ 33,777	$ 37,321	$ 45,053	$ 52,442	$ 48,981
Total fixed charges and preferred dividends	$ 97,629	$172,674	$167,478	$167,851	$182,572	$203,922

Ratio of earnings to fixed charges	2.10	2.24	2.45	2.63	3.07	2.61
Ratio of earnings to combined fixed charges and preferred dividends	1.60	1.80	1.90	1.93	2.19	1.98